April 14, 2008



Securities and Exchange Commission		VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-137411 and 811-8052

Dear Ms. Sazzman:

Enclosed are the marked changes made in response to the staff's April 11, 2008, telephonic comments to the above referenced filing on Form N-4.
We have not filed a post-effective amendment for the above-referenced filing, and are providing a redline document showing the changes made. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments.

1.	Summary

	a.	Please expand the description of the standard death benefit
		under the Death Benefit and Optional Death Benefit Rider
		section in the Summary.

		-	Symetra has added disclosure to the Summary
			section, page 7, to better describe the standard death benefit available.

2.	Fee Table - Annual Charges for Optional Benefit Riders

	a.	Please clarify that the charge is taken on each contract
		anniversary and that the charge shown is a rate per $1,000.

		-	Symetra has added disclosure to the maximum charge
			shown in the fee table to make it clear this amount is deducted each contract anniversary for the first 10 contract anniversaries and that the charge shown is a rate per $1,000.

	b.	Please replace footnote 8 with the footnote previously
		provided.

		-	Symetra has replaced footnote 8 on page 10 with
			the footnote language previously supplied to staff in our March 26, 2008 response.

	c.	Please add disclosure regarding how long the representative
		contract Owner would need to live in order to recoup the
		Long Life Benefit Charge.   Please also provide a description
		of how the Long Life Benefit Rider charge shown in the Fee
		Table is calculated.

		-	Symetra has added disclosure to footnote 7 on page
			10 to explain that a 50 year old Long Life Benefit Annuitant would need to live to age 83 in order to recoup the charges taken for the Long Life Benefit Rider. We have also changed the representative Contract Owner description to reflect a 50 year old.

		-	According to the minimum fixed annuity purchase rate
			table contained in the Focus contract (a copy of the table is attached), a 65-year old female would pay $246.42 per $1 of monthly fixed life annuity.
			For $1,000 per month of a fixed life annuity, $246,420 (246.42 x $1,000) would be required.

			The $21,271 Long Life Benefit Rider charge shown in the example is taken only on the first 10 contract anniversaries. Between the 10th contract anniversary and the 15th (when the Long Life Benefit payments commence), the Long Life Benefit Rider charges accumulate at a 3% interest and are assessed an annual charge of $50. Working backwards from the $246,420 needed at the end of the 15th year to pay for $1,000 per month for the life of a 65 year old female by discounting at 3% and adding $50 each year, we arrive at a total needed charge of $212,794 at the end of the 10th contract year.

			The accumulation calculation to prove this is as follows: (((($212, 794 x 1.03 - 50) x 1.03 - 50) x
			1.03 - 50) x 1.03 - 50) x 1.03 - 50 = $246,421).

			We then solve for the 10 annual payments that when assessed a 12.5% load and a $50 annual fee and accumulated at 3% each year will grow to $212,794. The calculation
			is as follows:  $212,794 = (Y x 0.875 - 50) x
			(1+1.03+1.03^2+1.03^3+1.03^4+1.03^5+1.03^6+1.03^7+
			1.03^8+1.03^9)	Solving for Y= $21,271.

3.	Charges - Long Life Benefit Rider

	a.	Please add disclosure that the annual charge may exceed the
		annual benefit.

		-	Symetra has added disclosure on page 28 that the Long Life
			Benefit Charges paid may exceed the payments received.

	b.	Please clarify in the Example on page 28 that the charge
		described is a charge rate.

		-	Symetra has added the word rate to the example to clarify
			that the charge is a rate.


4.	Taxes - Qualified Contracts

	Please revise the disclosure in the third paragraph of this section regarding IRA and Roth IRA contribution limits.

		-	Symetra has revised the disclosure on page 30 regarding
			IRA and Roth IRA contribution limits.

5.	Optional Living Benefit Riders - Capital Preservation Rider

	a.	Please further disclose how withdrawals and charges will reduce
		the Guaranteed Based.

		-	On page 34, Symetra has added disclosure to the opening
			paragraph of this section explaining that withdrawals may reduce the Guaranteed Base.

	b.	Please clarify the first sentence under the section "Effect of
		Withdrawals on the Guaranteed Base"

		-	On page 35, Symetra has revised the first sentence.

	c.	Please clarify the second paragraph, third sentence of the section
		"Optional Guaranteed Base Increase."

		-	On page 36, Symetra has removed this sentence from this
			paragraph. Upon further review, we believe that the first bullet point above this paragraph that explains that the Step-Up option is only available if the Contract Value exceeds the guaranteed base is sufficient. By removing the sentence, we believe the second paragraph reads more clearly.

6.	Optional Living Benefit Riders - Long Life Benefit Rider

	a.	Under the second paragraph of the Reduced Long Life Benefit
		Payments, please add disclosure that the figures in the example (87.5%, $50, and 3%) reflect state nonforfeiture laws.

		-	Symetra has added disclosure on page 37 of the "Reduced
			Long Life Benefit Payments" section to clarify that these amounts and percentages reflect state nonforfeiture laws.

	b.	In the example under this section, please provide disclosure that
		the payment amounts are monthly.

		-	Symetra has added disclosure that the payment amounts
			used in the example are per month amounts.

7.	Tandy Representation

In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

	-	The Separate Account is responsible for the adequacy and accuracy
		of the disclosures in the filings;
	-	The Staff's comments or suggested changes to the disclosure in
		response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
	-	The Separate Account may not assert staff comments as a defense
		in any proceeding initiated by the Commission under the federal securities laws of the United States.

Along with the changes made in response to staff comments, Symetra has made other minor changes to the registration statement.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/Jacqueline M. Veneziani

Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.